Exhibit 12

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended					Twelve Months
	December 31,					Ended
	(Thousands of Dollars)					June 30,

	1997	1998	1999	2000	2001	2002

Earnings, as defined:
Income from continuing operations
before income taxes	$135,908	$133,021	$119,872	$128,139	$48,250	$70,262
Adjust for distributed income of equity
investees	(3,943)	(4,697)	(837)	(3,116)	(1,620)	(2,073)
Equity in loss of equity method
investments	-	476	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	(125)	-	-	-	-
Fixed charges, as below	61,743	61,394	62,969	58,833	64,964	64,665
Total earnings, as defined	$193,708	$190,069	$182,004	$183,856	$111,594	$132,854

Fixed charges, as defined:
Interest charges	$60,761	$60,593	$62,014	$57,797	$64,002	$63,640
Rental interest factor	982	801	955	1,036	962	1,025
Total fixed charges, as defined	$61,743	$61,394	$62,969	$58,833	$64,964	$64,665

Ratio of earnings to fixed charges	3.14x	3.10x	2.89x	3.13x	1.72x	2.05x